United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MATERIAL INFORMATION RELEASE (USGAAP)

In compliance with the provisions of Article 157, paragraph 4, of Law No. 6,404/76 and of CVM Instruction No. 358/2002, and further to the information disclosed to the market pursuant to the Material Information Release of September 25, 2008 ARACRUZ CELULOSE S.A. (the “Company”), clarifies the impact of currency volatility on its financial and accounting condition as follows:

1. The Company is predominantly an exporter, with 98% of its revenues denominated in US Dollars while 15% of its indebtedness denominated, and approximately 75% of its production costs incurred, in Brazilian Reais.

2. A consulting firm hired to analyze the Company’s operations with derivative instruments examined derivative contracts maintained by the Company and determined a “fair value” of such contracts of approximately negative US$1.02 billion, utilizing the base date of September 30, 2008. In making this determination, the interest rate curve, the currency volatility and the exchange rate at closing – all of which have been extraordinarily influenced by the recent extreme instability of the global financial markets – were considered.

3. Notwithstanding the determination of the accounting results (“fair value”), the cash effect of these financial derivative operations is approximately positive US$20 million in the third quarter.

4. The referenced operations were contracted for average terms of 12 months, with contractual fixings on a monthly basis. Under the referenced operations, the Company will only disburse, or receive, cash on the contractual fixing dates or the contractual maturity dates, as the case may be. In two operations with a current "fair value" of approximately US$23 million and US$25 million, the contracts provide for margin calls in the event that the amounts exceed US$30 million and US$5 million, respectively.

5. In order to reduce the negative impact of further devaluations of the Real, the Company continues to maintain a long position in dollar futures at the BM&F in the order of US$538 million, currently with an average exchange rate of R$1.91/US$ 1.00. The Company also has a short position of US$140 million in non-deliverable forward (NDF) contracts, with a maturity in November 2008, against a long position of US$60 million, with a maturity in October 2008.

6. The Company’s exports in 2007 totaled US$2.1 billion. The effect of the exchange rate variations on exports will have an immediate cash effect, while in the case of the derivative operations, there is an accounting effect of an impact on cash each month as a result of the contractual fixing or contractual maturity.

7. The Company's cash and cash equivalents positions were approximately US$ 620 million at September 30, 2008.

8. As disclosed in the Material Information Release of September 25, 2008:

(a) The Company intends to reduce, in the ordinary course of business over the succeeding months, its exposure to financial derivatives; and

(b) In order to verify whether its internal policies were being complied with, the Company has contracted a specialized consultant to perform a special internal audit.

Aracruz, October 2, 2008.

Carlos Augusto Lira Aguiar President (Acting Investor Relations Officer)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer